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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

13G/A
 (Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

Advanced Photonix, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

00754E107
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)
☐    Rule 13d-1(c)
☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00754E107

 1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only)

      Potomac Capital Management LLC
      13-3984298

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)  ☐
       (b)  ☐

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
       New York

Number of	5.	Sole Voting Power
Shares		1,464,663(1)
Beneficially
Owned by	6.	Shared Voting Power
Each		0
Reporting
Person With	7.	Sole Dispositive Power
		1,464,663 (1)

	8.	Shared Dispositive Power
		0

  9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       The Reporting Person owns 1,464,663 shares consisting of 1,257,444 shares of common stock and 207,019 warrants.(1)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions) ☐

11.  Percent of Class Represented by Amount in Row (9)
        4.94%(2)

12.  Type of Reporting Person (See Instructions)
        HC; OO (Limited Liability Company)

(1)  Potomac Capital Management LLC may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital Partners, LP.  Potomac Capital Management LLC is the General Partner of Potomac Capital Partners, LP.  Mr. Paul J. Solit is the Managing Member of Potomac Capital Management, LLC.
(2)  Based on 29,649,307 shares of common stock of Advanced Photonix, Inc. outstanding as of February 9, 2011.

CUSIP No. 00754E107

 1 . Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only)

      Potomac Capital Management Inc.
      13-3984786

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)  ☐
       (b)  ☐

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
       New York

Number of	5.	Sole Voting Power
Shares		292,981 (3)
Beneficially
Owned by	6.	Shared Voting Power
Each		0
Reporting
Person With	7.	Sole Dispositive Power
		292,981 (3)

	8.	Shared Dispositive Power
		0

  9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       The Reporting Person owns 292,981 common stock warrants.(3)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions) ☐

11.  Percent of Class Represented by Amount in Row (9)
        0.99%(4)

12.  Type of Reporting Person (See Instructions)
        HC; CO

(3)  Potomac Capital Management Inc. may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital International Ltd. and Pleiades Investment Partners-R, LP.  Potomac Capital Management Inc. is the General Partner of both Potomac Capital International Ltd. and Pleiades Investment Partners-R, LP.  Mr. Paul J. Solit is the Managing Member of Potomac Capital Management Inc.
(4)  Based on 29,649,307 shares of common stock of Advanced Photonix, Inc. outstanding as of February 9, 2011.

CUSIP No. 00754E107

1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only)

       Paul J. Solit

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)  ☐
       (b)  ☐

3.   SEC Use Only

4.   Citizenship or Place of Organization

Number of	5.	Sole Voting Power
Shares		5,000
Beneficially
Owned by	6.	Shared Voting Power
Each		1,727,644(5)
Reporting
Person With	7.	Sole Dispositive Power
		5,000

	8.	Shared Dispositive Power
		1,727,644(5)

  9.  Aggregate Amount Beneficially Owned by Each Reporting Person
        1,732,644 shares of common stock.

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions) ☐

11.  Percent of Class Represented by Amount in Row (9)
        5.84%(6)

12.  Type of Reporting Person (See Instructions)
        IN; HC

(5)  Paul J. Solit may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital Partners, LP and Potomac Capital Partners II, LP, as reported herein.  Potomac Capital Management, LLC and Potomac Capital Management II, LLC are the General Partners of Potomac Capital Partners, LP and Potomac Capital Partners II, LP, respectively.  Paul J. Solit is the Managing Member of both Potomac Capital Management, LLC, and Potomac Capital Management II, LLC.

(6)  Based on 29,649,307 shares of common stock of Advanced Photonix, Inc. outstanding as of February 9, 2011.

Item 1.
     (a)  Name of Issuer
            ADVANCED PHOTONIX, INC.

     (b)  Address of Issuer's Principal Executive Offices
            2925 Boardwalk,
            Ann Arbor, Michigan 48104

Item 2.
     (a)  Name of Person Filing This statement is being filed by
            (i)   Potomac Capital Management LLC;
           (ii)   Potomac Capital Management Inc.; and
          (iii)   Paul J. Solit

     (b)  Address of Principal Business Office or, if none, Residence
             (i), (ii), and (iii)
             825 Third Avenue, 33rd Floor
             New York, New York 10022

     (c)  Citizenship
            (i)   New York
           (ii)   New York
          (iii)   U.S.

     (d)  Title of Class of Securities
             Common Stock, par value $.001 per share

     (e)  CUSIP Number
             00754E107

Item 3.   Not Applicable

ITEM 4.   OWNERSHIP

PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE
OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

Potomac Capital Management LLC
     (a)  Amount beneficially owned:
            1,464,663
     (b)  Percent of class:
            4.94%
     (c)  Number of shares as to which the person has:
            (i)   Sole power to vote or to direct the vote
                   1,464,663
           (ii)  Shared power to vote or to direct the vote
                   0
          (iii) Sole power to dispose or to direct the disposition of
                  1,464,663
         (iv)  Shared power to dispose or to direct the disposition of
                  0

Potomac Capital Management, Inc.
     (a)  Amount beneficially owned:
             292,981
     (b)  Percent of class:
             0.99%
     (c)  Number of shares as to which the person has:
            (i)   Sole power to vote or to direct the vote
                    292,981
           (ii)  Shared power to vote or to direct the vote
                   0
          (iii) Sole power to dispose or to direct the disposition of
                  292,981
          (iv)  Shared power to dispose or to direct the disposition of
                   0

Paul J. Solit
     (a) Amount beneficially owned:
            1,732,644
     (b) Percent of class:
            5.84%
     (c) Number of shares as to which the person has:
           (i)   Sole power to vote or to direct the vote
                  5,000
          (ii)  Shared power to vote or to direct the vote
                  1,727,644
         (iii) Sole power to dispose or to direct the disposition of
                  5,000
         (iv)  Shared power to dispose or to direct the disposition of

Item 5.      Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
               Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
              Company or Control Person See Exhibit A attached hereto.

Item 8.  Identification and Classification of Members of the Group
               Not Applicable.

Item 9.  Notice of Dissolution of Group
               Not Applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this February 28, 2011

                                         POTOMAC CAPITAL MANAGEMENT LLC
                                         By:   /s/ Paul J. Solit
                                                  Paul J. Solit, Managing Member

                                         POTOMAC CAPITAL MANAGEMENT INC.
                                         By:   /s/ Paul J. Solit
                                                 Paul J. Solit, President

                                         PAUL J. SOLIT
                                         By:   /s/ Paul J. Solit
                                                  Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A	Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.
Exhibit B	Joint Filing Agreement dated February 16, 2011 among Potomac Capital Management LLC, Potomac Capital Management, Inc. and Paul J. Solit